UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79986 / February 8, 2017

ADMINISTRATIVE PROCEEDING
File No. 3-17830

In the Matter of **Oxford City Football Club, Inc.,** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Oxford City Football Club, Inc. ("Oxford City" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement ("Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, Respondent admits the Commission's jurisdiction over it and the subject matter of these proceedings, and the findings contained in paragraphs III.D to III.F below, and consents to the entry of this Order Instituting Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   Respondent is a Florida corporation (CIK No. 0001414295) headquartered in Deerfield Beach, Florida. The company is essentially defunct, as it is currently not operational, its CEO is in prison, and there are no other officers or employees of the company. Respondent purported to be in the business of owning and operating professional sports teams and an online university. The common stock of Respondent is registered under Section 12(g) of the Exchange Act. It was quoted on the OTC Link operated by OTC Markets Inc. under the symbol "OXFC" until December 11, 2015, when the Commission, pursuant to Section 12(k) of the Exchange Act, issued a temporary trading suspension in the securities of Oxford City.

B.   Respondent is delinquent in its periodic filings with the Commisison. In particular, Respondent has failed to file a Form 10-Q for its second quarterly period ended December 31, 2015, and a Form 10-Q for its third quarterly period ended March 31, 2016.

C.   Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-13 requires issuers to file quarterly reports on Form 10-Q.

D.   On December 10, 2015, the Commission filed a civil injunctive action against Respondent and its CEO, Thomas Anthony Guerriero ("SEC Case"), alleging violations of, among other provisions, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Also on December 10, 2015, the U.S. Attorney's Office for the Southern District of Florida criminally charged Guerriero in United States v. Guerriero, et al., No. 15-CR-60317-BB (S.D. Fla.), with conspiracy, wire and mail fraud, obstruction of justice during the SEC investigation, and witness tampering ("Criminal Case"). On February 29, 2016, Guerriero pled guilty to conspiracy to commit wire and mail fraud in violation of Title 18, United States Code, Section 1349. On May 17, 2016, the U.S. District Court for the Southern District of Florida sentenced Guerriero to, and he currently is serving, a 151-month prison term. According to the last Form 10-K filed by Respondent on October 22, 2015 for its fiscal year ended June 30, 2015, Guerriero is the beneficial owner of 95% of the stock of Respondent.

E.   On June 1, 2016, Respondent signed a Consent in the SEC Case, agreeing to the entry of a Final Judgment against it. Respondent therein acknowledged that, in the Criminal Case, its CEO, Guerriero, pled guilty to conspiracy to commit wire and mail fraud based on the same underlying conduct alleged in the Commission's complaint. In connection with that plea, Guerriero admitted, among other things, that from approximately July 2013 through approximately July 2015, as CEO of Respondent, he conspired with others to defraud over 150 individuals and raised approximately $6.6 million from investors. Guerriero also admitted that the conspiracy occurred by means of materially false and fraudulent pretenses, as well as material omissions, to knowingly devise a scheme and artifice to defraud and to obtain money and property through the delivery of certain mail matter and through certain wire communications.

F.   On January 26, 2017, the District Court for the Southern District of Florida entered a Final Judgment against Respondent that: (1) permanently enjoins Respondent from future violations of, among other provisions, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; and (2) orders Respondent to pay disgorgement of $6.6 million.

Based on the foregoing, Oxford City has failed to comply with Section 13(a) and Rule 13a-13 of the Exchange Act by failing to file a Form 10-Q for each of its second and third quarters of fiscal year 2016, and has failed to comply with Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, by making untrue statements of a material fact and omitting to state material facts necessary to make the statements made, in the light of the circumstances under which they were made, not misleading.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.[1]

By the Commission.

Brent J. Fields
Secretary

---

[1] This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.